UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 22, 2023

TPB ACQUISITION CORPORATION I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40732	98-1582136
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Letterman Drive, Suite A3-1 San Francisco, California 94129

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (415) 854-7074

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	TPBAU	Nasdaq Capital Market
Class A ordinary shares included as part of the units	TPBA	Nasdaq Capital Market
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TPBAW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

Set forth below are the final voting results for each of the proposals submitted to a vote of the shareholders of TPB Acquisition Corporation I (“TPB SPAC”) at the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) in connection with its previously announced business combination (the “Business Combination”) with Lavoro Limited ("New Lavoro") and certain other parties as described in greater detail in the proxy statement filed by TPB SPAC with the Securities and Exchange Commission on February 3, 2023:

		Votes For	Votes Against	Abstentions
1.	A proposal to, as an ordinary resolution, authorize, approve and confirm in all respects the transactions contemplated by the Business Combination Agreement, dated as of September 14, 2022 (as may be amended, supplemented, or otherwise modified from time to time), by and among TPB SPAC, New Lavoro, Lavoro Merger Sub I Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Lavoro (“First Merger Sub”), Lavoro Merger Sub II Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Lavoro, Lavoro Merger Sub III Limited, a Cayman Islands exempted company and a direct, wholly owned subsidiary of New Lavoro and Lavoro Agro Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Lavoro Agro Limited”), pursuant to which, among other things, Lavoro Agro Limited and TPB SPAC will become wholly owned subsidiaries of New Lavoro, on the terms and conditions set forth therein;	18,453,419	692,608	0

		Votes For	Votes Against	Abstentions
2.	A proposal to, as a special resolution, authorize, approve and confirm in all respects the plan of merger pursuant to which First Merger Sub will be merged with and into TPB SPAC, with TPB SPAC surviving as a direct wholly owned subsidiary of New Lavoro;	18,453,419	692,608	0

		Votes For	Votes Against	Abstentions
3.	A proposal to, as a special resolution, approve the change in the authorized share capital of TPB SPAC to US$1,500,000 consisting of 1,400,000,000 New Lavoro ordinary shares and 100,000,000 New Lavoro preferred shares, par value US$0.001 each;	18,410,058	735,969	0

		Votes For	Votes Against	Abstentions
4.	A proposal to, as a special resolution, approve that upon the closing of the Business Combination, New Lavoro director nominees are to be elected by an ordinary resolution of the holders of New Lavoro ordinary shares in accordance with the amended and restated memorandum and articles of association of New Lavoro at each annual general meeting of New Lavoro to fill the seats of those directors whose terms expire at such annual general meeting;	18,453,419	692,608	0

		Votes For	Votes Against	Abstentions
5.	A proposal to, as a special resolution, approve that the amended and restated memorandum and articles of association of New Lavoro will not include the various provisions of TPB SPAC’s existing amended and restated memorandum and articles of association that are applicable only to blank check companies;	18,453,419	692,608	0

Based upon the submission of proxies and ballots, a majority of the shares of TPB SPAC ordinary shares issued and outstanding and entitled to vote at the close of business on the record date were present at the Extraordinary General Meeting by proxy or by attendance via the virtual meeting website, which constituted a quorum. Proposal 1 was approved by the required vote. Proposal 2 was approved by the required vote. Proposal 3 was approved by the required vote. A vote regarding adjournment of the Extraordinary General Meeting (Proposal 4) was deemed not necessary or appropriate because there were sufficient votes at the time of the Extraordinary General Meeting to approve each of the foregoing matters.

Item 8.01.	Other Events.

In connection with the shareholder vote at the Extraordinary General Meeting, TPB SPAC’s public shareholders had the right to elect to redeem all or a portion of their Class A ordinary shares for a per share price calculated in accordance with TPB SPAC’s organizational documents. TPB SPAC’s public shareholders holding 14,913,445 Class A ordinary shares validly elected to redeem their public shares as of 5:00 p.m., Eastern Time, on February 22, 2023.

On February 22, 2023, TPB SPAC issued a press release announcing the results of the Extraordinary General Meeting. A copy of the press release is attached as Exhibit 99.1.

The closing of the Business Combination is expected to occur on or about February 27, 2023, subject to the satisfaction or waiver of the conditions with respect to the Business Combination, and TPB SPAC will continue to accept reversal of redemption requests until 5:00 pm ET on Thursday, February 23, 2023.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release dated February 22, 2023.

104	Cover page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TPB Acquisition Corporation I

Dated: February 22, 2023	/s/ David Friedberg
David Friedberg
Chief Executive Officer

Exhibit 99.1

TPB Acquisition Corporation I Shareholders Approve Previously Announced Business Combination with Lavoro

●	Shareholders of TPB Acquisition Corporation I (“TPB Acquisition Corp” or “TPBA”) have approved the previously announced business combination (the “Business Combination”) at the Extraordinary General Meeting on February 22, 2023
●	Transaction is anticipated to close on February 27, 2023 upon satisfaction or waiver of all closing conditions

SAN FRANCISCO & SÃO PAULO -- TPB Acquisition Corporation I (“TPB Acquisition Corp.” or “TPBA”) (Nasdaq: TPBA, TPBAW, TPBAU), a special purpose acquisition company sponsored by The Production Board (“TPB”), today announced that shareholders of record as of January 17, 2023 approved the previously proposed business combination with Lavoro Limited (“Lavoro” or the “Company”), a leading agricultural inputs retailer in Latin America.

The formal results of the vote will be included in a Current Report on Form 8-K to be filed by TPBA with the U.S. Securities and Exchange Commission.

The business combination is expected to close on February 27, 2023, and the combined company and its common stock and warrants are expected to commence trading on the Nasdaq Stock Market on February 28, 2023, under the new ticker symbols “LVRO” and LVROW”, respectively.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a comprehensive portfolio, we believe Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro’s 924 technical sales representatives have met with more than 60,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at www.lavoroagro.com.br.

About The Production Board

Founded by David Friedberg, The Production Board is a venture foundry and investment holding company established to solve the most fundamental problems that affect our planet by reimagining global systems of production across food, agriculture, biomanufacturing, human health, and the broader life sciences. TPB builds businesses based on emerging scientific discoveries, partners with exceptional talent, and provides them with the capital, infrastructure and market insights needed to deliver meaningful improvement in the cost, energy, time, or carbon footprint of conventional systems. TPB is backed by leading strategic and financial investors, including Alphabet, Allen & Company LLC, Cascade, and funds and accounts managed by BlackRock, Baillie Gifford, Koch Disruptive Technologies, Counterpoint Global (Morgan Stanley), Foxhaven Asset Management, and Arrowmark Partners. Learn more about our work at www.tpb.co.

Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the closing of the business combination and the anticipated timing of the trading of the combined company. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPB Acquisition Corp.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by TPB Acquisition Corp.’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TPB Acquisition Corp.; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the proposed business combination agreement by the shareholders of TPB Acquisition Corp.; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPB Acquisition Corp. or the combined company related to the proposed business combination agreement or the proposed transaction; the ability to maintain the listing of TPB Acquisition Corp.’s securities on a national securities exchange; the price of TPB Acquisition Corp.’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which TPB Acquisition Corp. plans to operate or Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting TPB Acquisition Corp.’s or Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of TPB Acquisition Corp. for its initial public offering and the proxy statement/prospectus filed by Lavoro relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPB Acquisition Corp. nor Lavoro presently know or that TPB Acquisition Corp. nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPB Acquisition Corp.’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPB Acquisition Corp. and Lavoro anticipate that subsequent events and developments will cause TPB Acquisition Corp.’s or Lavoro’s assessments to change. However, while TPB Acquisition Corp. and the TPB Acquisition Corp. may elect to update these forward-looking statements at some point in the future, TPB Acquisition Corp. and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPB Acquisition Corp.’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For Lavoro:

Guilherme Nascimento

guilherme.augusto@lavoroagro.com.br, +55 66 9 9911-3093

Fernanda Rosa

fernanda.rosa@lavoroagro.com, +55 41 9 9911-2712

For TPB:

Rachel Konrad

rachel@tpb.co, +1-650-924-5471